Derek D. Dundas
Direct Dial: (714) 641-3487
E-mail: ddundas@rutan.com
November 25, 2009

VIA FED EX OVERNIGHT AND
EDGAR CORRESPONDENCE

Perry J. Hindin, Esq. Special Counsel Office of Mergers & Acquisitions Securities and Exchange Commission Mail Stop 3628 100 F Street, N.E. Washington, D.C. 20549

Re:	Opportunity Investment Fund I, LLC Schedule TO-T Filed November 16, 2009 File No. 005-80150

Dear Mr. Hindin:

This letter responds to the comments of your letter dated November 19, 2009 relating to Opportunity Investment Fund I, LLC (the “Company”), a copy of which letter is enclosed for your convenience.  The enclosed clean and marked-to-show-changes copies of the Schedule TO and related documents (the “Schedule”), contain revisions that are directly in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of November 19, 2009, together with the Company’s responses in regular font immediately following each reproduced comment. The page numbers referenced below correspond to the marked versions of the Schedule enclosed herewith.  The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of November 19, 2009.

Schedule TO

Offer to Purchase

First Come First Served Acceptance. page 3

Perry J. Hindin, Esq.
November 25, 2009

1.	As discussed in our telephone conversation on November 18, 2009, please revise this offer to comply with Exchange Act Rule 14d-8.

The Company has revised the offer to comply with Exchange Act Rule 14d-8.  Changes are reflected on the cover page and page 3 of the Offer to Purchase.

2.	As discussed in our telephone conversation, please revise the January 31 deadline to comply with Exchange Act section 14(d)(5).

The Company has revised the offer to comply with Exchange Act section 14(d)(5).  The change is reflected on page 6 of the Offer to Purchase.

Payment, page 6

3.
Purchaser discloses that it will pay holders within three business days to the extent possible but not to exceed 60 days upon the confirmation from the Corporation that the Shares will be transferred to the Purchaser, Rule 14e-1(c) requires that the Purchaser pay the consideration offered “promptly” upon expiration of the offer. Please revise here and throughout the document, as necessary, including in the section entitled “Step 5” on page 9.

The Company has revised the offer to comply with Rule 14e-1(c).  Please see pages 6 and 9 of the Offer to Purchase.

We trust that the foregoing is responsive to the comments contained in your letter dated November 19, 2009.  If you have any questions, please call me at (714) 641-3487.

Sincerely yours, RUTAN & TUCKER, LLP

/s/ Derek D. Dundas
Derek D. Dundas

DDD:jss